                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  TENERA, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                          Title of Class of Securities

                                   88033K 10 1
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey R. Hazarian
                   One Market Street, Spear Tower, Suite 1850
                     San Francisco, CA  94105 (415) 536-4744
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 29, 1996
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

CUSIP No. 88033K 10 1                  13D                    Page 2 of 6 Pages
===============================================================================
1   NAME OF REPORTING PERSONS
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    (a)  Harvey E. Wagner
    (b) Incline Village Investment Group Limited Partnership, a Georgia limited partnership
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) X
                                                                          (b)
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(E)                                                      [ ]
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    (a)  United States of America
    (b)  Georgia
-------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                     (a) NONE
                     (b) 3,746,120
    NUMBER OF    --------------------------------------------------------------
     SHARES      8   SHARED VOTING POWER
  BENEFICIALLY       NONE
    OWNED BY     --------------------------------------------------------------
      EACH       9   SOLE DISPOSITIVE POWER
    REPORTING        (a) NONE
     PERSON          (b) 3,746,120
      WITH       --------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     NONE
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    (a)   3,708,658
    (b)   3,746,120
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    See Item 5                                                              [X]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    (a)  35.9%
    (b)  36.3%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    (a)  IN
    (b)  PN
===============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 - Security and Issuer
----------------------------

         This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of TENERA, Inc. (the "Issuer").

         The principal executive offices of the Issuer are located at One Market Street, Spear Tower, Suite 1850, San Francisco, CA 94105.


Item 2 - Identity and Background
--------------------------------

    I.   HARVEY E. WAGNER

         (a) Harvey E. Wagner.

         (b) P.O. Box 7370, Incline Village, Nevada 89450.

         (c) Chief Executive Officer of Teknekron Corporation, P.O. Box 7370, Incline Village, Nevada 89450.

         (d) Mr. Wagner has never been convicted in a criminal proceeding.

         (e) Mr. Wagner has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Wagner is a citizen of the United States of America.

    II.  INCLINE VILLAGE INVESTMENT GROUP LIMITED PARTNERSHIP

         (a) Incline Village Investment Group Limited Partnership, a Georgia limited partnership (the "Partnerhsip")

         (b) P.O. Box 7370, Incline Village, Nevada 89450.

         (c) The Partnership is a family limited partnership formed primarily for the purpose of holding and managing certain of the assets of the Wagner family.

         (d) The Partnership has never been convicted in a criminal proceeding.

         (e) The Partnership has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    III.  LESLIE K. WAGNER

          (a)    Leslie K. Wagner.

          (b)    P.O. Box 7370, Incline Village, Nevada 89450.

          (c) General Partner of Incline Village Investment Group Limited Partnership, a Georgia limited partnership, P.O. Box 7370, Incline Village, Nevada 89450.

          (d)    Ms. Wagner has never been convicted in a criminal proceeding.

          (e) Ms. Wagner has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)     Ms. Wagner is a citizen of the United States of America.


Item 3 - Source and Amount of Funds and Other Consideration
-----------------------------------------------------------

          See Item 4.


Item 4 - Purpose of Transaction
-------------------------------

          The primary purpose of the transaction reported herein relates to estate planning and management. This statement relates to (i) the transfer by Mr. Wagner of 3,708,658 shares of Common Stock of TENERA, Inc. to Incline Village Investment Group Limited Partnership, a Georgia limited partnership (the "Partnership"), in exchange for a 99% limited partnership interest in the Partnership, and (ii) the gift by Mr. Wagner of 37,462 shares of Common Stock to his spouse, Leslie Wagner, who in turn transferred such shares to the Partnership in exchange for a 1% general partnership interest in the Partnership. The Partnership is a family limited partnership formed primarily for the purpose of holding and managing certain of the assets of the Wagner family. As a result of this transaction, the Partnership holds all of the shares of Common Stock formerly held by Mr. Wagner, Mr. Wagner, the sole limited partner of the Partnership, holds a 99% limited partnership interest in the Partnership, and Leslie Wagner, the general partner of the Partnership, holds a 1% general partnership interest in the Partnership.

           Neither Mr. Wagner nor the Partnership have any present intention to acquire additional securities of the Issuer or dispose of any such securities, although either may, depending on his or its evaluation of the Issuer's business and prospects and upon future developments (including, but not limited to, general economic and stock market conditions) determine to increase or
decrease his or its position in the Issuer in the future.   Neither Mr. Wagner
nor the Partnership is aware of any plans or proposals by any other person to acquire additional securities of the Issuer or dispose of any such securities.

           Neither Mr. Wagner nor the Partnership have any present plan or proposals which relate to or would result in (i) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuers business or corporate structure, (vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which might impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration, and (ix) any action similar to any of those enumerated above.


Item 5 - Interest in Securities of the Issuer
---------------------------------------------

          (a) - Aggregate Number and Percentage Owned.

          See Items 11 and 13 of the cover pages attached hereto for the aggregate number and percentage of Common Stock beneficially owned by Mr. Wagner and the Partnership. Mr. Wagner disclaims beneficial ownership with respect to the 37,462 shares of Common Stock which were gifted to Ms. Wagner and subsequently contributed by her to the Partnership in exchange for her 1% general partner interest in the Partnership

          (b)    Voting and Investment Power.

           The Partnership has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all the shares of Common Stock to which this statement relates.

          (c)    Description of Transactions.

           Except as described in Item 4 above, neither Mr. Wagner nor the Partnership has effected transactions involving the Common Stock in the last 60 days.

          (d)    Dividends, Proceeds, etc.

          To the knowledge of Mr. Wagner and the Partnership, no person other than the Partnership has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock to which this statement relates.

          (e)    Not applicable.

ITEM 6 - Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer
---------------------------------------------------------------

Not applicable.


ITEM 7 - Material to Be Filed as Exhibits
-----------------------------------------

Exhibits
--------

Exhibit 1 Agreement dated March 7, 1996 between the Partnership and Mr. Wagner relating to the filing of this statement.


                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harvey E. Wagner

/S/ Harvey E. Wagner
-------------------------------------
Signature

March 7, 1996
-------------------------------------
Date

Incline Village Investment Group Limited Partnership, a Georgia limited partnership

By: /S/Leslie K. Wagner
-------------------------------------
    Leslie K. Wagner, General Partner

March 7, 1996
-------------------------------------
Date